Midas Fund, Inc.



                                       October 3, 2001


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:   Midas Fund, Inc. - CIK No. 0000770200
                Request for Withdrawal of Registration Statement on Form N-14 File No. 2-98229

Ladies and Gentlemen:

     Please withdraw the registration statement, Form N-14 (Accession No. 0000891554-01-505215), filed on September 26, 2001. Our outside filing agent was given instructions to file a Form 497 but instead erroneuously filed a Form N-14. The correct Form 497 has since been filed.

     Midas Fund, Inc. respectfully requests withdrawal of the registration statement pursuant to Rule 477(a) under the Securities Act of 1933.


                                       Very Truly Yours,


                                       Monica Pelaez
                                       Associate General Counsel, Vice President